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Exhibit 12.1

ImClone Systems Incorporated
Ratio of Earnings to Fixed Charges
(in thousands)

	Three Months Ended June 30,		Year Ended
	2004	2003	2003	2002	2001	2000	1999
Net income (loss)	$27,013	$(34,716)	$(112,011)	$(157,224)	$(127,607)	$(70,469)	$(34,739)
Add:
Fixed charges	5,218	4,196	16,325	16,381	15,773	13,228	796
Amortization of capitalized interest	25	25	98	98	49	—	—
Less:
Capitalized Interest	2,061	1,334	6,059	2,077	1,656	846	204

Pretax net income (loss), as adjusted	$30,195	$(31,829)	$(101,647)	$(142,822)	$(113,441)	$(58,087)	$(34,147)

Fixed Charges:
Interest (gross), including amortization of debt issuance costs	4,898	3,872	15,184	15,256	15,252	12,951	526

Portion of rent representative of the interest factor	320	324	1,141	1,125	521	277	270
Fixed charges	$5,218	$4,196	$16,325	$16,381	$15,773	$13,228	$796

Earnings (deficiency) available to cover fixed charges	$24,977	$(36,025)	$(117,972)	$(159,203)	$(129,214)	$(71,315)	$(34,943)

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ImClone Systems Incorporated Ratio of Earnings to Fixed Charges (in thousands)